FinVolution Group

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

October 5, 2022

VIA EDGAR

Mr. Rolf Sundwall

Mr. David Irving

Mr. Todd Schiffman

Mr. J. Nolan McWilliams

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FinVolution Group (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

File No. 001-38269

Filed on April 29, 2022

Dear Mr. Sundwall, Mr. Irving, Mr. Schiffman and Mr. McWilliams,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 22, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3 Key Information, page 4

1.

Please confirm that in future filings you will disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and describe how the Holding Foreign Companies Accountable Act and related regulations will affect your company. We note your discussion following the second from last bullet point on page 17.

In response to the Staff’s comment, the Company respectfully advises the Staff that the requested disclosures were included under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” Notwithstanding the foregoing, the Company also respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination.

In May 2022, the SEC conclusively listed FinVolution Group as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCA Act, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the NYSE may determine to delist our securities. The related risks and uncertainties could cause the value of the ADSs to significantly decline. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

The Company also respectfully proposes to revise the relevant risk factor under Item 3.D. in its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 66:

“Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act, which was signed into law on December 18, 2020,~~. The HFCA Act~~ states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC ~~shall~~ will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. ~~The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~ In May 2022, the SEC conclusively listed FinVolution Group as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCA Act, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the NYSE may determine to delist our securities.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, ~~W~~whether the PCAOB will be able to conduct inspections of ~~our auditor~~ PCAOB-registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.”

Cash and Asset Flows through Our Organization, page 7

2.	Please confirm that in future filings you will provide a clear description of how cash is transferred through your organization. In this regard:

•	disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements;

•	quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer;

•	quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company, which entity made the transfer, and the tax consequences to the transferring entity;

•	similarly, quantify dividends or distributions made to U.S. investors, the source, and the tax consequences to them;

•	to the extent there have not been transfers, dividends, or distributions to date, please so state;

•	describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors; and

•

describe any restrictions or limitations on your ability to distribute earnings from the company, including your subsidiaries or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment for disclosing the Company’s intentions to distribute earnings or settle amounts owed under the VIE agreements, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

“Cash and Asset Flows through Our Organization

[…]

The consolidated variable interest entities may transfer cash to the relevant PRC subsidiaries by paying service fees according to the restated exclusive technology consulting and service agreement or the exclusive technology consulting and service framework agreements, as applicable. Pursuant to these agreements between each of the consolidated variable interest entities and its corresponding PRC subsidiary, each of the consolidated variable interest entities agrees to pay the relevant PRC subsidiary for technology consulting and service at an amount as determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by the relevant PRC subsidiary and its employees, the commercial value of the technology consulting and service to be provided by the relevant PRC subsidiary, and the revenue the consolidated variable interest entity generates due to the technology consulting and service provided by the relevant PRC subsidiary. For the years ended December 31, 2019, 2020 and 2021, the service fees paid by the consolidated variable interest entities to the PRC subsidiaries through technical development service arrangements and technical support service arrangements were RMB239.5 million, RMB2,143.2 million and RMB2,313.2 million (US$362.8 million), respectively. If there is any amount payable to relevant PRC subsidiaries under the contractual arrangements, the consolidated variable interest entities will settle the amount accordingly.

[…]”

In response to the Staff’s comments for (i) quantifying any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer, (ii) quantifying any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company, which entity made the transfer, and the tax consequences to the transferring entity, (iii) quantifying dividends or distributions made to U.S. investors, the source, and the tax consequences to them, and (iv) to the extent there have not been transfers, dividends, or distributions to date, please so stating, the Company respectfully proposes to include the following disclosure at the outset of Item 3 of its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

“Cash and Asset Flows through Our Organization

[…]

The following is a summary of cash transfers that have occurred between our subsidiaries and the consolidated variable interest entities:

	For the Years Ended December 31,
	2019	2020	2021

	(RMB in thousand)
Cash paid by the variable interest entities to our subsidiaries under service agreements [1]	(239,476)	(2,143,205)	(2,313,224)
Cash received by the variable interest entities from our subsidiaries under service agreements [2]	26,225	137,624	534,988
Collection of loans by the variable interest entities from our subsidiaries for intra-group investing [3]	—	—	389,043
Cash paid as loans by the variable interest entities to our subsidiaries for intra-group investing [4]	—	—	(2,328,235)
Repayment of loans by the variable interest entities to our subsidiaries for intra-group financing [5]	—	—	(164,719)
Cash received as loans by the variable interest entities from our subsidiaries for intra-group financing [6]	31,920	—	1,785,238

Notes:

[1]

It represents “Cash used in operating activities under service agreements for Intercompany” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash paid by the variable interest entities for intercompany services, including technical development services and technical support services.

[2]

It represents “Cash provided by operating activities under service agreements for Intercompany” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash received by the variable interest entities for intercompany services, including technical development services and technical support services.

[3]

It represents “Collection of loans from Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the collection of loans by the variable interest entities from group companies.

[4]

It represents “Cash paid as loans extended to Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash paid as loans by the variable interest entities to group companies.

[5]

It represents “Repayment of loans to Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the repayment of loans by the variable interest entities to group companies.

[6]

It represents “Cash received as loans from Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash received as loans by the variable interest entities from group companies.

As of December 31, 2021, FinVolution Group, the parent company, had made cumulative capital contribution of RMB1,281.4 million (US$197.1 million) to our PRC subsidiaries through intermediate holding companies.

In 2019, 2020, and 2021, no assets other than cash were transferred through our organization.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to FinVolution Group, the parent company, by our subsidiaries.

For the years ended December 31, 2019, 2020 and 2021, dividends made to U.S. investors were RMB390.7 million, RMB263.6 million and RMB317.6 million (US$49.8 million).

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future according to our dividend policy:

Taxation Scenario (i)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (ii)	100%
Tax on earnings at statutory rate of 25% (iii)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (iv)	(7.5)%
Net distribution to parent/shareholders	67.5%

Notes:

(i)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(ii)

Under the terms of contractual arrangements, our PRC subsidiaries may charge the consolidated variable interest entities for services provided to the consolidated variable interest entities. These fees shall be recognized as expenses of the consolidated variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entities file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the consolidated variable interest entities and as income by our PRC subsidiaries and are tax neutral.

(iii)

Certain of our PRC subsidiaries and the consolidated variable interest entities qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(iv)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the consolidated variable interest entities will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated variable interest entities exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the consolidated variable interest entities could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the consolidated variable interest entities. This would result in such transfer being non-deductible expenses for the consolidated variable interest entities but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.”

In response to the Staff’s comments for (i) describing any restrictions on foreign exchange and the Company’s ability to transfer cash between entities, across borders, and to U.S. investors, and (ii) describing any restrictions or limitations on the ability to distribute earnings from the company, including its subsidiaries or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements, the Company respectfully proposes to revise the relevant disclosure in Item 3 of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

“Cash and Asset Flows through Our Organization

FinVolution Group is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the consolidated variable interest entities and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, FinVolution Group’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and ~~license and~~ service fees paid by the consolidated variable interest entities in China. If any of our PRC subsidiaries or the consolidated variable interest entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict ~~its~~ our PRC subsidiaries’ ability to pay dividends to FinVolution Group or the consolidated variable interest entities’ ability to pay service fees. In addition, our PRC subsidiaries are permitted to pay dividends to FinVolution Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB4.6 billion, RMB6.3 billion and RMB7.8 billion (US$1.2 billion) as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the consolidated variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business~~.~~” and “—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

[…]”

Results of Operations

Revenues, page 124

3.

You attribute the year-over-year change in loan facilitation fees to loan origination volume offset by a decrease in average rate of transaction fees. Please tell us, and revise future filings, to disclose the average rate of transaction fees.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in Item 5.A. of its future Form 20-F filings per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 124:

“Revenues

Our operating revenues include loan facilitation service fees, post-facilitation service fees, net interest income and other revenues. We generate revenues primarily by collecting transaction service fees from borrowers for loans funded by individual investors and primarily from institutional funding partners for loans funded by such institutional funding partners.

Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of ASC Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which are distinct performance obligations. We estimate the total consideration to be received over the life of the underlying loan by modelling early termination scenarios. The average rate of transaction fees was 5.4% in 2019, 4.3% in 2020 and 4.2% in 2021.”

4.	Please provide for us, and revise future filings to include, your analysis of net interest income in accordance with Regulation S-K, Item 1402(b).

In response to the Staff’s comment, the Company respectfully proposes to include the relevant disclosure in Item 5.A. of its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 125:

“Net interest income

The following table sets forth the composition of the interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group for the periods presented:

	For the Years Ended December 31,
	2019	2020	2021

	(RMB in thousand)
Interest income from loans originated through micro-lending company (1)	14,112	40,730	79,029
Interest income from loans originated in the overseas markets (1)	7,091	44,319	803,910
Interest income from loans originated under the trust arrangements	1,321,086	1,256,608	407,077

Total interest income	1,342,289	1,341,657	1,290,016

Note:

(1)	Typically, for loans originated through micro-lending company and in the overseas markets, these loans are funded by the Company itself with no interest bearing liabilities.

The following table sets forth the average balances and interest rates of the interest-earning asset and interest-bearing liability under the trust arrangements for the periods presented:

	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate

	2019			2020			2021

	(RMB in thousand)
Interest-earning Assets
Loans receivable from consolidated trusts	3,868,803	1,321,086	34.1%	3,891,493	1,256,608	32.3%	1,306,889	407,077	31.1%
Interest-bearing liabilities
Funds payable to investors of consolidated trusts	2,511,851	235,620	9.4%	2,459,700	228,320	9.3%	1,073,133	73,846	6.9%
The net yield on interest-earning assets			28.1%			26.4%			25.5%

*        *        *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (21) 8030 3200 or xujiayuan@xinye.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Jiayuan Xu
Jiayuan Xu
Chief Financial Officer

cc:	Feng Zhang, Chief Executive Officer, FinVolution Group

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vivian Ma, Partner, PricewaterhouseCoopers Zhong Tian LLP

Steven Wu, Partner, PricewaterhouseCoopers Zhong Tian LLP